August 17, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Amanda Ravitz
Branch Chief—Legal

Re:	LKQ Corporation
Form S-4
Filed July 1, 2009
File No. 333-160395

Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company” or the “registrant”), I am pleased to submit this response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated July 31, 2009 with respect to the Company’s Registration Statement on Form S-4 (the “S-4”) which was filed by the registrant on July 1, 2009 with the Commission.

The supplemental information set forth herein has been supplied by the registrant for use herein, and the response set forth herein to the Staff’s comment has been reviewed and approved by the registrant. For convenience, the Staff’s comment is set forth herein in italics, followed by the registrant’s response.

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Legal Opinion, Exhibit 5

1. Comment: We note your response to our prior comment 1 and reissue. Please confirm that you will file unqualified legal opinions at the time of each takedown.

Response: The registrant confirms that it will file an unqualified legal opinion at the time of each closing of an acquisition resulting in a takedown from the shelf.

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Securities and Exchange Commission

August 17, 2009

As discussed in our prior response dated July 24, 2009 to the Staff’s comment letter of July 20, 2009, the registrant is filing today a pre-effective amendment to the S-4 containing a revised Exhibit 5 opinion in the form attached as Exhibit A to our July 24, 2009 response letter, which had been revised in response to the other comments in the Staff’s July 20 letter.

In responding to the Staff’s comments regarding the review of our S-4, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Victor M. Casini

Victor M. Casini

Senior Vice President and General Counsel